EXHIBIT 12
THE PROCTER & GAMBLE COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended June 30					Six Months Ended December 31
	2012	2011	2010	2009	2008	2012	2011
EARNINGS, AS DEFINED
Earnings from operations before income taxes and after eliminating undistributed earnings of equity method investees	$12,792	$15,021	$14,881	$14,275	$14,692	$9,171	$6,765
Fixed charges (excluding capitalized interest)	1,000	1,052	1,167	1,576	1,640	457	524
TOTAL EARNINGS, AS DEFINED	$13,792	$16,073	$16,048	$15,851	$16,332	$9,628	$7,289
FIXED CHARGES, AS DEFINED
Interest expense (including capitalized interest)	$844	$888	$1,014	$1,431	$1,546	$383	$445
1/3 of rental expense	176	170	176	177	137	86	88
TOTAL FIXED CHARGES, AS DEFINED	$1,020	$1,058	$1,190	l,608	$1,683	$469	$533
RATIO OF EARNINGS TO FIXED CHARGES	13.5x	15.2x	13.5x	9.9x	9.7x	20.5x	13.7x